VF 5-8-02

02022456

ATES
NGE COMMISSION
Washington, D.C. 20549

HB

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SEC FILE NUMBER
8-51891

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SCO Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas, 35th Floor
(No. and Street)

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeni Gray 212-554-4158
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cole, Samsel & Bernstein LLC
(Name — if individual, state last, first, middle name)

72 Essex St. (Address) Lodi (City) NJ (State) 07644 (Zip Code)

RECD S.E.C.
MAY 0 6 2002
535

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeni GRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCO SECURITIES LLC, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

GLORIA FRANCAVILLA
Notary Public, State of New York
No. 01FR5033646
Qualified in New York County
Commission Expires 9/26/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCO SECURITIES LLC

Wednesday, May 01, 2002

Pat MacGeorge
NASD Regulation, Inc., District 10
NASD Financial Center
One Liberty Plaza
New York, NY 10006

RE: SCO Securities LLC
Firm CRD#: 47748

Dear Pat:

Attached please find a new copy of the December 31, 2001 annual filing of audited financial statements. It now includes the Reconciliation statement that, "No differences exist between the audited computation of net capital and the corresponding unaudited Part IIA."

If you have any questions, please feel free to give me a call at 212-554-4158.

Regards,

Jeni Gray
Senior Vice President
SCO Financial Group LLC

cc: SEC Northeast Regional Office
SEC Washington, DC office

1285 AVENUE OF THE AMERICAS, 35TH FLOOR
NEW YORK, NEW YORK 10019
Phone: 212-554-4158 Fax: 212-554-4058

NASD REGULATION
An NASD Company

April 2, 2002

Mr. Jeffrey B. Davis, President
SCO Securities, LLC
1285 Avenue of the Americas, 35th Floor
New York, NY 10019

Dear Mr. Davis:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, If no material differences existed, a statement so stating.

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by April 16, 2002, if you have any questions, please contact the undersigned at (212) 858-4225.

Sincerely,

Patricia MacGeorge
Senior Compliance Examiner

PM:ec

SCO SECURITIES LLC

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2001 AND 2000

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

SCO SECURITIES LLC

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2001 AND 2000

FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

305 Madison Avenue
New York, NY 10165
(212) 972-9600
FAX: (212) 972-9605

72 Essex Street
Lodi, NJ 07644
(201) 368-9300
FAX: (201) 368-9069

To the Member
SCO Securities LLC

We have audited the accompanying balance sheets of SCO Securities LLC, as of December 31, 2001 and 2000, and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SCO Securities LLC as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

In accordance with requirements of Rule 17a-5 of the Securities and Exchange Commission, we have also issued a report dated January 17 2002, on our consideration of SCO Securities LLC internal control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cole, Samsel + Bernstein LLC

Certified Public Accountants

Lodi, New Jersey
January 17, 2002

SCO SECURITIES LLC

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 60,429	$129,354
Other current assets	-	7,741
Due from affiliate	32,238	-
Total Current Assets	$ 92,667	$137,095

LIABILITIES AND MEMBER'S CAPITAL

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 7,500	$ 7,500
Due to affiliate	-	23,483
Total Current Liabilities	7,500	30,983
MEMBER'S CAPITAL	85,167	106,112
	$ 92,667	$137,095

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF INCOME

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
REVENUES	$483,833	$874,000
OPERATING EXPENSES		
Commissions	8,558	-
Rent	41,364	39,107
Press releases	10,070	33,080
Regulatory fees	3,268	1,375
Professional fees	24,763	109,105
Consulting fees	-	275,000
Miscellaneous	955	855
Total Operating Expenses	88,978	458,522
INCOME BEFORE PROVISION FOR N.Y. CITY TAXES	394,855	415,478
PROVISION FOR NY CITY TAXES	15,800	17,000
NET INCOME	$379,055	$398,478

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
BALANCE – BEGINNING	$106,112	$ 7,634
Add: Net income	379,055	398,478
Less: Withdrawals	(400,000)	(300,000)
BALANCE – ENDING	$ 85,167	$106,112

See notes to financial statements.

SCO SECURITIES LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$379,055	$398,478
Adjustments to reconcile net income to net cash provided by operating activities:		
Other current assets	7,741	(7,741)
Accounts payable	-	7,500
Due to/from affiliate	(55,721)	11,283
Net Cash Provided by Operating Activities	331,075	409,520
CASH FLOWS FROM FINANCING ACTIVITIES		
Withdrawals	(400,000)	(300,000)
NET INCREASE (DECREASE) IN CASH	(68,925)	109,520
CASH – BEGINNING	129,354	19,834
CASH – ENDING	$ 60,429	$129,354
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Taxes	$ 425	$ 434
Interest	$ -	$ -

See notes to financial statements.

NOTE 1 – ORGANIZATION

SCO Securities LLC (the "Company") is a Delaware Limited Liability Company formed in April 1997 under the name Startup Solutions LLC, which name was amended to Bridge Technology Group LLC and further amended to SmallCaps Online LLC. During December 2000, the name was amended to SCO Securities LLC. A newly formed entity named Bridge Technology Group LLC, which name was changed to SmallCaps Online Group LLC and then to SCO Financial Group LLC ("SCO Group") is the parent of SCO Securities LLC which maintains office facilities within the offices of SCO Group.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), The National Association of Security Dealers, Inc. (NASD) and the state of New York.

On November 4, 1999, NASD granted the Company's application for membership. The agreement made with NASD requires the Company to engage only in activities set forth in the agreement. Such activities include investment advisory services, private placements as agent, investment banking activities consisting of providing financial advisory services to institutional customers, including providing advice concerning capital sourcing and merger and acquisitions and providing fairness opinions. The Company will not hold customer funds or safekeep customer securities. The Company is required to maintain minimum net capital of $5,000 pursuant to the SEC Net Capital Rule, and is required to notify the NASD District Office if its net capital falls below 120% of its requirement. For the first twelve months, the firm must not permit its aggregate indebtedness to exceed 800 percent of its net capital or 1200 percent of its net capital thereafter.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognized when services rendered are completed.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company maintains office facilities within the offices of its parent SCO Group. Expenses paid on behalf of the Company by its parent amounted to $3,479 and $11,858 for the years ended December 31, 2001 and 2000, respectively. Expenses paid by the Company on behalf of its parent amounted to $75,000 for the year ended December 31, 2001.

For the year ended December 31, 2000, consulting fees totaling $275,000 were paid to a member of the Company's parent. Further, $400,000 and $300,000 was distributed to the parent during the years ended December 31, 2001 and 2000, respectively.

NOTE 4 – INCOME TAXES

Inasmuch as the Company has been organized as a Limited Liability Company, no provision for Federal or New York State income taxes by the Company is required, as the income will be reported by the Member.

SCO SECURITIES LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

DECEMBER 31, 2001

OWNERSHIP EQUITY	$ 85,167
LESS: NON ALLOWABLE ASSETS	32,238
NET CAPITAL	52,929
NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 47,929

TOTAL AGGREGATE INDEBTEDNESS	$ 7,500
NET CAPITAL	52,929
LESS: 10% OF TOTAL AGGREGATE INDEBTEDNESS	750
EXCESS NET CAPITAL AT 1000%	$ 52,179

No differences exist between the audited computation of net capital and the corresponding unaudited Part IIA.

See independent auditors' report.

COLE, SAMSEL & BERNSTEIN LLC
Certified Public Accountants

305 Madison Avenue
New York, NY 10165
(212) 972-9600
FAX: (212) 972-9605

72 Essex Street
Lodi, NJ 07644
(201) 368-9300
FAX: (201) 368-9069

To The Member
SCO Securities

In planning and performing our audit of the financial statements of SCO Securities LLC, for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued...................

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cole, Samsel & Bernstein LLC

Certified Public Accountants

Lodi, New Jersey
January 17, 2001